

21002363

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing

MAR 0 2 2021

Washington DC
406

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SEC FILE NUMBER

8-28820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lakeshore Securities, LP**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No,)

401 S. La Salle Street   Suite 1000

                                    (No. and Street)

Chicago   IL   60605

    (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark E Gannon (312)663-1307

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

                 (Name – if individual, state last, first, middle name)

9221 Corbin Ave. Suite 165   Northridge   CA   91324

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __Mark E. Gannon_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lakeshore Securities, LP_____ , as of __December 31_____ , 20 __20____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Financial Operations Principal_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of __Illinois_____

County of __Will_____

Subscribed and sworn to (or affirmed) before me on this __17__ day of __February__,
__2021__ by
__Mark E Gannon_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me
Notary Public _____

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Partners of Lakeshore Securities L.P.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lakeshore Securities L.P. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2021

 

Lakeshore Securities L.P.

Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	5,437,663
Cash on deposit with clearing organization		918,164
Securities owned, at fair value		128,879
Receivable from broker-dealers and others		3,215,962
Right-of-use asset		75,372
Other assets		18,073
Total assets	$	9,794,113

Liabilities and Partners' Capital		
Liabilities		
Compensation payable	$	1,611,347
Accounts payable and accrued expenses		888,991
Deferred brokerage commissions revenue		23,898
Operating Lease Liability		75,372
Total liabilities		2,599,608
Partners' capital		7,194,505
Total liabilities and partners' capital	$	9,794,113

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lakeshore Securities L.P. (The Partnership) is a registered broker-dealer and a trading permit holder (TPH) at Cboe Global Markets, Inc. and a member of the Options Clearing Corporation (OCC). The Partnership is also registered as an introducing broker (IB) with the Commodity Futures Trading Commission (CFTC), and is a member of the National Futures Association (NFA) and a TPH at the Cboe Futures Exchange. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis.

Although the Partnership is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Partnership's significant accounting policies:

Accounting policies: The Partnership follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are highly liquid investments with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Revenue recognition and receivable from broker-dealers and others: Brokerage commissions, order flow income, and clearing fee income are recorded on a trade date basis as securities transactions occur. Receivable from broker-dealers and others includes amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for uncollectible receivables are based primarily on historical collection experience. As of December 31, 2020, no allowance has been recorded.

Securities transactions: Securities transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the statement of income.

Dividends are recorded on an ex-dividend date.

Income taxes: The financial statements do not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2020. The Partnership is generally not subject to U.S. Federal and state tax examinations for tax years before 2017.

Note 2.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

> Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

> Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

> Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

A description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Lakeshore Securities L.P.

Notes to Financial Statements

Note 2. Fair Value of Financial Instruments (Continued)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

| Description | Fair Value Measurements | | | |
	Level 1	Level 2	Level 3	Total
Securities owned:				
Common stock:				
Stock in exchange	$ 128,878	$ -	$ -	$ 128,878
Other	1	-	-	1
Total	$ 128,879	$ -	$ -	$ 128,879

The Partnership assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Partnership's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 3. Deposit with Options Clearing Corporation (OCC)

The Partnership has cash on deposit with the OCC in the amount of $918,164 at December 31, 2020. The required deposit is $500,000, and the balance is an allowed excess. The Partnership receives interest on the deposit.

Note 4. Receivable from Broker-Dealers and Others

Receivable from broker-dealers and others at December 31, 2020 consists of the following:

Brokerage commissions receivable	$ 2,400,349
Cash on deposit at clearing broker	815,613
	$ 3,215,962

Cash and equity securities held by the clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy margin and regulatory requirements.

Note 5. Leases

The Partnership is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is set to expire on January 31, 2022. Due to the Coronavirus pandemic, the trading floor of the Chicago Board Options Exchange was closed for a period, but the Exchange continued to accommodate computer trading. To facilitate this change, the Partnership began leasing space in the same building as its office on a month-to-month basis and converted floor brokers to computer trading for that period. The Partnership will continue the month-to-month rent until management is convinced the space will no longer be needed.

Note 5.   Leases (Continued)

Operating lease cost	$	64,959
Short-term lease costs		46,892
Total lease cost	$	111,851

Amounts reported in the Statement of Financial Condition as of December 31, 2020 are as follows: Operating leases:

Right-of use asset	$	75,372
Lease liability		75,372

Maturities of lease liability under the non-cancelable operating lease as of December 31, 2020 are:

2021		64,959
2022		5,413
Total undiscounted lease payments	$	70,372
Additional short-term lease payable		5,000
Total lease liability	$	75,373

Note 6.   Commitments, Contingencies and Indemnifications

The partnership agreement provides, among other things, that the Partnership may, under certain circumstances and subject to minimum capital requirements, elect to purchase a partner's interest at a price, as defined.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted. In the normal course of business, the Partnership may be subject to various claims, litigation, regulatory and arbitration matters. At December 31, 2020, the Partnership had made an offer of $440,000 in settlement of a lawsuit. The settlement was rejected, and no other offer had been made as of the date of the auditor's report, so the estimate of $440,000 was recognized as an accrued liability. The Partnership also indemnifies and guarantees certain service that provides against specified potential losses in connection with their acting as an agent of or providing services to the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7.   Partners' Capital

During 2020 partners retained the interests they owned in the partnership at the beginning of the year. There were no changes in partnership interest. However, general partners intend to buy out the 8% interest owned by limited partners as of December 31, 2020 for the net capital value of the limited partners accounts per the buy/sell provisions of the partnership agreement. This transaction will not affect the equity of the partnership.

Note 8.   Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities.   Contributions to the plan are at the discretion of the Partnership. During the year ended December 31, 2020, the Partnership made a contribution of $8,221 to the plan.

Note 9.   Customer Concentration and Concentration of Credit Risk

For the year ended December 31, 2020, the Partnership had no customers that represented 10% or more of total brokerage commission revenue, no any that represented 10% or more of receivables.

The receivable from broker-dealers and others represents a concentration of credit risk resulting from the Partnership's brokerage activity.   The cash in bank deposit accounts, at times may exceed federally insured limits. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the counterparties with which it conducts business and does not anticipate nonperformance by these counterparties.

Note 10.   Net Capital Requirements

The Partnership is subject to the minimum net capital requirements of the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC Net Capital Requirements (Regulation 1.17) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule. Under the SEC Rule 15c3-1, the Partnership is required to maintain "net capital" equal to the greater of 2 percent of combined "aggregate debits" or $250,000, as these terms are defined. Under the Regulation 1.17, the Partnership is required to maintain "adjusted net capital" of $45,000, as this term is defined.

Net capital and net capital requirements change from day to day, but as of December 31, 2020, under the most restrictive of these requirements, the Partnership had net capital and net capital requirements of $6,947,141 and $250,000 respectively. The net capital rule may effectively restrict partner withdrawals.

As a clearing member of the Options Clearing Corporation, the Partnership is required to maintain net capital of $2,000,000 (Rule 302(a)).

Note 11.   Government Assistance

The Partnership received a loan from Bank of America in the amount of $797,947 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 4, 2020. The Company applied for but has not yet been notified that $797,947, which was used for eligible expenditures including payroll and other expenses described in the CARES Act, has been forgiven.

Note 12.   Subsequent Events

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. No subsequent events occurred that materially affected the financial statements as presented.

Lakeshore Securities L.P.

Notes to Financial Statements

Note 13.   Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.